EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Nine Months
	Ended
	September 30,
	2009	2008
	(Dollars in Millions)

Net income (loss) attributable to Tenneco Inc.	$(90)	$(117)
Add:
Interest expense	101	88
Portion of rentals representative of the interest factor	11	12
Income tax expense and other taxes on income	18	163
Noncontrolling interest	10	8
Amortization of interest capitalized	3	3
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	1	(3)

Earnings as defined	$54	$154

Interest expense	$101	$88
Interest capitalized	3	5
Portion of rentals representative of the interest factor	11	12

Fixed charges as defined	$115	$105

Ratio of earnings to fixed charges	0.47	1.47

NOTE: Earnings were inadequate to cover fixed charges by $61 million for the nine months ended September 30, 2009.